UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K of Aptera Motors Corp., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Aptera Motors Corp. Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we”, “us”, “our”, “Aptera”, and the “Company”, means Aptera Motors Corp., unless otherwise indicated or unless the content indicates otherwise. Aptera is not legally related to Aptera Motors Inc.

ITEM 1.	BUSINESS.

Aptera Motors Corp. is a private automotive company with its principal place of business and corporate offices in San Diego, California. The Company’s principal business is the development, production, and distribution of energy efficient solar-powered vehicles.

Our mission is to build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel as far as 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera in 2022. We plan to begin our earliest deliveries in late 2022 and ramp production in 2023.

Our advantages

We aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the Company can scale production and launch new models quicker. With generative part design, we use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our resin-infused sandwich-core construction produces lightweight composite structures many times stronger than typical steel-based vehicle designs.

We believe that due to our different processes we can:

•	Lower manufacturing costs: We believe that we can lower manufacturing costs. This will allow us to use:

•	Inexpensive and simple tooling

•	Fewer robots

•	Fewer people

•	No welding

•	Rapid & inexpensive scaling: Aptera’s additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.

•	Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.

•	Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

In addition, we will be using efficient powertrains where the motors are integrated inside our wheels. Designed to be aerodynamic and lightweight, these in-wheel motors are easier to install and service.

Furthermore, solar power will be an integral part of our platform.

Distribution Plan

Aptera’s strategy leverages lessons from Tesla

•	Direct-to-consumer sales

•	Online promotion/test-drive scheduling & events in key markets

•	Regional pre-delivery warehousing in leased facility requires little CAPEX

•	Southern California rollout initially with Major Metro Areas soon after

•	Mobile service house calls (a model proven globally by Tesla)

Our Products

When Aptera launches, our first vehicle will have the following features:

•	Size: 177” in overall length, 88” in overall width and 57” in overall height

•	Cargo Capacity: 25 cu. ft. volume

•	Passengers Seating for 2 Adults + Pet

•	Exterior Colors: 3 different options

•	Interior Colors: 3 different options

•	Pricing $25,900 - $46,900+

•	Expected delivery: 2022-2024 depending on order timing and configuration

•	Premium features:

•	Custom Interior/ Exterior Colors to create an Aptera that’s unique for you.

•	Enhanced Audio gives you an extra 3 channels of audio for sound depth and deeper bass.

•	SafetyPilot makes travel easy with level 2 autonomy capabilities.

•	Safety divider and accessories to secure your pet while driving.

•	Integrated tent and rear awning for camping adventures.

•	Take Aptera off road with more ground clearance and tougher wheel covers.

Environmental Impact

If Aptera produces one million vehicles, we’ll reduce our C02 footprint by seven million tons per year. Each Aptera owner can reduce their carbon footprint by over 14,000 pounds of CO2 per year, what 884 twenty-five-year-old pine trees can absorb in a year. If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Market Size

We believe our current addressable market is the roadster market which we estimate as 600,000 units per year. We currently have over 18,000 pre-orders for our vehicles.

Competition

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. Traditional automobile manufacturers are increasingly devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the Company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available or, if available, the terms of such financing will be favorable to the Company.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

We have 89 full-time employees and 14 part-time employees. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

The Company is dependent on the following intellectual property:

We have filed for nine patents and our patenting process is ongoing. Pending patent applications include three design patents, four provisional, and two non-provisional patent applications. These patents cover our aerodynamic shape, solar integration, and manufacturing techniques, and trade secrets currently cover other technologies such as our novel skin cooling methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method(s), process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General

We were formed as a Delaware corporation on March 4, 2019. The Company was formed to engage in the production of energy-efficient, solar powered vehicles. The Company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any revenue.

Operating Expenses

Operating expenses are classified as general, selling and administrative and research and development.

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses. We anticipate that our general and administrative expenses will increase in the future to support our continued growth and the costs associated with increased reporting requirements.

Research and Development

The Company spends significant money on engineering expenses to further its product design and capabilities. Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, and manufacturing engineering.

Results of Operations

Comparison of the results of operations for the years ended December 31, 2021, and 2020

General, Selling and Administrative Expenses

A $6.5 million (or 761%) increase in general, selling and administrative expenses related to:

•

An increase in stock-based compensation of $3.8 million due to the hiring of key management and executive positions as well as stock options for additional administrative, finance and marketing headcount

•	An increase in salary and wages of $1.0 million due to increased headcount

•	An overall increase in marketing expenses of $0.6 million due to additional costs associated with marketing our vehicle and Regulation A offering.

•

An increase in outside services including legal and professional fees $1.2 million as a result of outsourced legal, accounting, business development and information technology services to operate and expand the business.

Research and Development Expenses

A $8.1 million (or 245%) increase in research and development costs related to

•	An increase in stock-based compensation of $1.3 million due to the hiring of key management and positions as well as stock options for the increase in headcount for the engineering department

•	An increase in salary and wages of $2.1 million due to increased headcount

•	An increase in outside services $3.4 million due to significant increase in engineering services,

•	An increase in equipment materials of $0.8 million to further develop the vehicle and its capabilities

•	An increase of $0.3 million for facilities costs due to additional leased space and

•	An increase of $0.1 million in supplies and logistics costs

Change in Fair Value of SAFE Liability

The fair value of SAFE liability increased by $77.7 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. This was primarily due to the increase in the fair value of the Company’s stock that was used in estimating the fair value of the SAFE liabilities. SAFEs are not currently a cash obligation of the company, see Note 5 of the Audited Financial Statements. Like many early-stage companies, the Company used SAFEs as an investment vehicle for early investors.

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2021, was $96.5 million compared to $4.2 million for the year ended December 31, 2020.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $23.3 million in total assets, including $19.3 million in cash and cash equivalents $0.8 million in prepaids and others, which relates to software and refunds due from vendors and $18.6 thousand in merchant receivables, which relates to amounts receivable from pre-orders received through the Company’s merchant processor. As of December 31, 2021, the Company had $84.8 million in total liabilities including $1.4 million in accounts payable, $0.5 million in accrued liabilities, $1.2 million in unearned reservation fees, and $81.5 million in SAFE agreements. In March 2022, the Company entered into a new lease agreement for land and building. The lease is due to commence on July 1, 2022, for a term of 84 months. As part of the terms of the lease agreement the Company received a $0.9 million tenant improvement allowance.

To date, the Company has primarily been funded from the sale of our common stock as well as the sale of SAFE agreements.

During the year ended December 31, 2021, the Company issued:

•	3,105,881 shares of our Class A common stock at a weighted average price of $1.75 per share for total proceeds of $5.4 million;

•	5,298,157 shares of its Class B Common Stock at a weighted average price of $5.31 per share for total proceeds of $28.1 million;

•	SAFE agreements in exchange for cash investments totaling $2.2 million.

The Company has enough capital to last up to and through its Regulation A offering, to sustain its current operations. The Company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. We anticipate that we will need at least $50 million, in addition to the amounts previously raised, to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our focus in 2022 is in completing a production intent vehicle design and validation by the end of the year. We will be engaging with many new partners to supply validated production parts in 2022/2023. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will continue to build our internal team and acquire facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above the company will experience increased spending across the organization including general, selling, and administrative as well as research and development expenses.

Impact of COVID-19

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. Although work from home and remote learning have increased the relevance of the Company’s products and services, management is uncertain what effects a prolonged economic downturn would have on demand for the Company’s products and services and its access to capital. Additionally, the Company could face supply chain and shipping issues as a result of the COVID-19 pandemic that could impact its ability to meet customer demand. If the Company is not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions that affect the global supply chain do not improve or if they deteriorate further, the Company’s business, operating results, financial condition and cash flows could be adversely affected.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 3.	DIRECTORS AND OFFICERS

The Company’s officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees

Executive Officers:
Chris Anthony	Co-Chief Executive Officer	46	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer & Secretary	54	March 2019 – Present	Full-time
Jannies Burlingame	Chief Financial Officer	46	May 2021 – Present	Full-time
Directors:
Chris Anthony	Director	46	March 2019 – Present	N/A
Steve Fambro	Director	54	March 2019 – Present	N/A

Chris Anthony, Co-Chief Executive Officer and Director:

Chris Anthony is our Co-CEO. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is currently our Co-CEO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

Jannies Burlingame, Chief Financial Officer:

Jannies Burlingame is our CFO. Prior to becoming our CFO, she founded and worked at SS&B Global Consulting in 2006, where she led dozens of IPOs specializing in risk management, compliance, and M&A’s. Jannies graduated from Leventhal School of Accounting, and holds board positions in the IIA, ACFCS, NACD, and is an Exceptional Women Awardee. She is a 2024 Doctoral Candidate at Emlyon/Durham University Business School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2021, we compensated our executive officers as follows:

Name and Capacity	Cash Compensation (1)	Other Compensation (2)	Total Compensation
Chris Anthony (CEO/Director)	$211,558	$(3)	$211,558
Steve Fambro (CEO/Secretary/Director)	$180,608	$(3)	$180,608
Jannies Burlingame (CFO)	$181,508	$(4)	$181,508

(1)	Includes bonuses paid with respect to the 2021 fiscal year.
(2)	The executives also received medical and health benefits, generally available to all salaried employees.
(3)

On July 28, 2021, options for 540,000 shares of Class B Stock were granted to each of Mr. Anthony and Mr. Fambro under the 2021 Stock Option and Incentive Plan. One-fourth of these options will vest on July 28, 2022, and the remaining options will vest annually over the following three years.

(4)

On June 30, 2021, options to purchase for 1,212,241 base shares and 674,578 performance bonus shares for an exercise price of $3.80 per share were granted to Mrs. Burlingame under the 2021 Stock Option and Incentive Plan. One-fourth of the base shares will vest on August 1, 2022, and the remaining options will vest annually over the following three years. The performance bonus shares will vest upon completion of performance metrics, see the Stock Option Grant attached as Exhibit 6.6.

We did not compensate our directors in their capacity as directors. There are two directors in this group.

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of Class (3)(4)
Michael Johnson Properties, Ltd.	15,249,750 shares of Class A Common Stock	0	28.08%
Chris Anthony	15,000,000 shares of Class A Common Stock	0	27.62%
Steve Fambro	15,000,000 shares of Class A Common Stock	0	27.62%
Patrick H Quilter Trust	15,000,000 shares of Class A Common Stock	0	10.54%
All executive officers and directors as a group	30,000,000 shares of Class A Common Stock	0	55.24%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008.
(2)	Options are not vested.
(3)	Based on 54,304,631 shares of Class A Common Stock outstanding.
(4)

This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

ITEM 5.	INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In March of 2020, the Company disbursed $300,000 to Michael Johnson, the beneficial owner of Michael Johnson Properties, Ltd. Mr. Johnson paid back the $300,000 in July of 2020.

ITEM 6.	OTHER INFORMATION

None.

ITEM 7.	FINANCIAL STATEMENTS

APTERA MOTORS CORP.

FINANCIAL STATEMENTS

As of December 31, 2021, and 2020 and for the Years then Ended

APTERA MOTORS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, stockholders’ deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
May 2, 2022

APTERA MOTORS CORP.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash	$19,334,550	$653,771
Merchant receivable	18,599	435,315
Prepaids and other	804,982	47,471

Total current assets	20,158,131	1,136,557
Deferred offering costs	—	58,000
Deposits and other long-term assets	2,742,907	—
Property and equipment, net	358,403	6,515

Total assets	$23,259,441	$1,201,072

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,406,779	$—
Accrued liabilities	548,962	131,919
Unearned reservation fees	1,242,930	452,070
Debt, short term	59,600	—

Total current liabilities	3,258,271	583,989
Simple agreements for future equity (“SAFE”)	81,512,432	1,630,453

Total liabilities	84,770,703	2,214,442
Commitments and contingencies (Note 6)
Stockholders’ Deficit
Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 54,304,361 and 51,198,750 shares issued and outstanding, respectively	5,430	5,121
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 5,298,157 and 0 shares issued and outstanding, respectively	530	—
Additional paid in capital	40,404,405	3,394,979
Subscription receivable	(984,513)	—
Accumulated deficit	(100,937,114)	(4,413,470)

Total stockholders’ deficit	(61,511,262)	(1,013,370)

Total liabilities and stockholders’ deficit	$23,259,441	$1,201,072

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	$—	$—
Cost of revenues	—	—

Gross profit	—	—
Operating Expenses:
General, selling, and administrative	7,407,848	860,448
Research and development	11,472,430	3,328,535

Total operating expenses	18,880,278	4,188,983

Operating loss	(18,880,278)	(4,188,983)

Interest income	16,234	—
Change in fair value of SAFE liability	(77,659,600)	—

Loss before income taxes	(96,523,644)	(4,188,983)
Income tax	—	—

Net loss	$(96,523,644)	$(4,188,983)

Weighted average loss per share of Class A and Class B common stock—basic and diluted	$(1.74)	$(0.09)

Weighted average shares outstanding of Class A and B common stock—basic and diluted	55,449,555	49,213,525

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
December 31, 2019	45,000,000	4,500	—	—	195,600	—	(224,487)	(24,387)
Sale of common stock	6,198,750	621	—	—	3,199,379	—	—	3,200,000
Net loss	—	—	—	—	—	—	(4,188,983)	(4,188,983)

December 31, 2020	51,198,750	$5,121	—	$—	$3,394,979	$—	$(4,413,470)	$(1,013,370)

Sale of common stock	3,105,881	309	5,271,841	527	33,457,647	(984,513)	—	32,473,970
Stock issuance costs	—	—	—	—	(1,648,108)	—	—	(1,648,108)
Shares issued for services	—	—	26,316	3	99,997	—	—	100,000
Stock based compensation	—	—	—	—	5,099,890	—	—	5,099,890
Net loss	—	—	—	—	—	—	(96,523,644)	(96,523,644)

December 31, 2021	54,304,631	$5,430	5,298,157	$530	$40,404,405	$(984,513)	$(100,937,114)	$(61,511,262)

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash Flows from Operating Activities
Net loss	$(96,523,644)	$(4,188,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14,587	1,840
SAFE issuance costs	41,250	21,500
SAFEs issued for services	—	1,111,661
Change in fair value of SAFE liability	77,659,600	—
Stock based compensation	5,099,890	—
Common stock issued for services	100,000
Changes in operating assets and liabilities:
Merchant receivable	416,716	(435,315)
Prepaids	(757,511)	(47,471)
Deferred offering costs	58,000	(58,000)
Deposits and other long-term assets	(2,742,907)	—
Accounts payable	1,406,779	131,919
Accrued expenses	417,043	—
Unearned reservation fees	790,860	452,070

Net cash used in operating activities	(14,019,337)	(3,010,779)
Cash Flows from Investing Activities
Purchase of property and equipment	(306,875)	—

Net cash used in investing activities	(306,875)	—
Cash Flows from Financing Activities
Proceeds from SAFE agreements	2,181,129	274,168
Proceeds from sale of common stock	32,473,970	3,200,000
Common stock issuance costs	(1,648,108)	—

Net cash provided by financing activities	33,006,991	3,474,168
Increase in cash and cash equivalents	18,680,779	463,389
Cash and cash equivalents, beginning of year	653,771	190,382

Cash and cash equivalents, end of year	$19,334,550	$653,771

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

Non cash investing and financing activities:
Subscriptions receivable	$984,513	$—

Financing of property and equipment purchases	$59,600	$—

Issuance of contractor SAFEs	—	$1,111,661

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 (‘Inception”) in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the “Company”, “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters are located in San Diego, California.

The Company is developing an electric vehicle focused on efficiency. We began designing a Beta version of this vehicle while collecting pre-orders for its sale in 2021, and we intend to enter into production of this vehicle in 2022, subject to many variables.

Risks and Uncertainties

The Company has no revenue from operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and inflation of production and shipping costs. These adverse conditions could affect the Company’s financial condition and the results of its operations. The Company may also be adversely affected by the impact of COVID-19 on our global supply chain.

Going Concern and Management’s Plans

We will rely on external financings to operate in the Company’s early stages. We will incur significant additional costs before significant revenue is achieved. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation 1-A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Management uses historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates. The most significant estimates made in preparing the accompanying financial statements, for which it is reasonably possible that changes in estimates will occur in the near term, include the following:

•	Fair value measurement of SAFE contracts.

•	Recoverability of long-lived assets.

•	Stock-based compensation

•	Deferred tax assets and liabilities

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2020.

As of December 31, 2021, and 2020, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

The following are the classes of assets and liabilities measured at fair value at December 31, 2021, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

	Fair Value Hierarchy as of December 31, 2021
Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2021
Derivatives:
SAFE agreements	$—	—	$81,512,432	$81,512,432

Total recurring fair value measurements	$—	—	$81,532,432	$81,512,432

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

	Fair Value Hierarchy as of December 31, 2020
Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2021
Derivatives:
SAFE agreements	$—	$—	$1,630,453	$1,630,453

Total recurring fair value measurements	$—	$—	$1,630,453	$1,630,453

The Company measures the fair value of the Simple Agreements for Future Equity (“SAFE”) at their fair value on a recurring basis (see Note 5). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company’s Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company’s equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company’s common stock, estimated volatility of the Company’s common stock, estimated life and management’s estimate of the probability of settling the SAFEs under the possible settlement alternatives.

The following is a reconciliation of the opening and closing balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2021, and 2020:

Level 3 Liabilities
SAFEs, December 31, 2019	$223,124
Additions	1,407,329
Changes in fair value	—

SAFEs, December 31, 2020	$1,630,453
Additions	2,222,379
Changes in fair value	77,659,600

SAFEs, December 31, 2021	$81,512,432

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Deferred Offering Costs

The Company had deferred certain costs related to its Regulation 1-A offering as of December 31, 2020 in accordance with ASC 340-10-S99-1. The Company has used a portion of those deferred costs to offset additional paid-in capital as proceeds are received from the raise. During 2021 the Company received the proceeds and offset them against additional paid-in capital.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of research and development equipment, other equipment, and construction in progress is five years, see Note 4.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021 and 2020.

Simple Agreements for Future Equity (SAFE)

The Company has issued SAFE instruments in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by independent contractors. These SAFEs have been classified as long-term liabilities, see Note 5.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including stock options, issued to non-employees in accordance with authoritative guidance for equity-based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s 2021 Stock Option and Incentive Plan (Note 9) and its convertible SAFEs (Note 5). The Company’s SAFE agreements do not convert into common shares unless a certain triggering event occurs.

For the years ended December 31, 2021 and 2020, the loss per share was $1.74 and $.09, respectively, based on weighted average shares outstanding of Class A common stock of 53,511,467 and 49,213,525 and Class B common stock of 1,938,088 and 0 respectively.

The outstanding dilutive securities as of December 31, 2021 consists of outstanding options of 10,622,944.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The adoption of ASU 2016-02 will result in an

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

increase to the Company’s balance sheets for lease liabilities and right-of-use assets. The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

NOTE 3 – MERCHANT RECEIVABLE AND UNEARNED RESERVATION FEES

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company recorded the unearned reservation fees of $0.5 million as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor of $16.8 thousand for the year ended December 2020 were recorded to general and administrative expenses. The net amount receivable of $0.4 million from the merchant processor is recorded as a merchant receivable as of December 31, 2020. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

As of December 31, 2021, the Company has recorded unearned reservation fees of $1.2 million as the gross amount due to customers, should they require a refund. The fees charged by the merchant processor of $27.4 thousand for the year ended December 31, 2021, were recorded to general and administrative expenses. As of December 31, 2021, the Company has a net amount receivable of $18.6 thousand from the merchant processor which is recorded as a merchant receivable.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2021 and 2020 consisted of the following:

	December 31, 2021	December 31, 2020
Research and development equipment	$271,638	$9,200
Other equipment	44,444	—
Construction in progress	59,593	—

	375,675	9,200
Less accumulated depreciation	(17,272)	(2,685)

Total property and equipment, net	$358,403	$6,515

Depreciation of property and equipment held for use amounted to $14.5 thousand and $1.8 thousand for the years ended December 31, 2021 and 2020, respectively.

NOTE 5 – SIMPLE AGREEMENT FOR FUTURE EQUITY (“SAFE”)

During the year ended December 31, 2021, and the period from Inception to December 31, 2020, the Company entered into SAFE agreements with various investors in exchange for cash proceeds totaling $2.2 million and $0.3 million, respectively. Also, during the years ended December 31, 2021, and 2020, the Company entered into SAFE agreements with certain independent contractors as compensation for the services performed by them, in the amount of $0 and $1.1 million, respectively. The agreements provide the investors (and independent contractors) certain rights to future equity in the Company under the terms of the SAFE agreements. The SAFE agreements have no maturity date and bear no interest. The terms of the SAFE agreements have materially consistent terms, except for differences in the “Valuation Cap” (as defined in the SAFE agreement) and discount rate.

The SAFE Agreements must be settled primarily upon the following events: (a) a qualified equity financing, as defined in the SAFE agreements (a “QEF”), (b) a change of control or initial public offering (a “Liquidity Event”), or (c) any other liquidation, dissolution or winding up of the Company (a “Dissolution Event”).

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Upon a QEF, these SAFE agreements become convertible into shares of a special class of the Company’s preferred stock. The number of shares the SAFE agreements are convertible into is determined by the amount received from investors (or the value of services rendered by independent contractors) in the SAFE (the “SAFE Amount”), divided by the lower of (1) QEF, and (2) the price at which the Company issues shares in the QEF, multiplied by a discount rate (as stated in the SAFE agreement), which varies per agreement from 90% to 100%.

In the case of a Liquidity Event, SAFE holders are repaid, at their option, either (a) cash equal to their SAFE Amount, or (b) the number of common shares equal to the SAFE Amount divided by the price per share equal to the Valuation Cap divided by the number of shares of capital stock outstanding immediately prior to the Liquidity Event.

In the case of a Dissolution Event, the Company will first pay senior preferred stockholders any amounts due and payable to them in accordance with the Company’s certificate of incorporation, and then pay SAFE holders an amount to the SAFE Amount.

In addition, under certain SAFE agreements, the Company has the option to repurchase the SAFEs if it determines that it is likely that within six months from the date of determination that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, at the greater of: a) SAFE Amount or b) the fair market value of the SAFE instrument as determined by a third-party valuation.

The SAFE agreements issued to investors and independent contractors are recorded as “SAFE liability” on the balance sheet, measured at fair value on a recurring basis. The change in the fair value of the SAFEs during the period is recorded as “change in fair value of SAFE liability” in the statement of operations.

The valuation of the SAFE liability as of December 31, 2021, which was performed by a third-party with the assistance of management, relied upon the fair market value of common stock as of December 31st, 2021 of $8.80 based on the Regulation A offering price on that date. The fair market value of common stock serves as an input for the Black-Scholes method, which utilizes the Option Pricing Method (OPM) to calculate the implied value of each security based on the recent transaction price.

This valuation method estimated the fair value of the SAFEs within the OPM, which treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities as call options on the value of the company equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. The OPM considers the various terms of the stockholder and SAFE holders upon liquidation of the enterprise, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations. In addition, the method implicitly considers the effect of liquidation preferences as of the future liquidation date, not as of the valuation date.

An input to the OPM is volatility. To estimate volatility for the Company’s valuation specialist used the historical volatility of guideline public companies. A median volatility from the peer group was selected. Another input to the OPM is the Company’s expected time to exit. Lastly, each of the conversion events was probability-weighted based on management’s expectation for the probability of each outcome occurring as of the valuation date.

The aggregate amount of the SAFE liability is $81.5 million and $1.6 million as of December 31, 2021, and 2020, respectively. During the years ended December 31, 2021, and 2020, the change in the fair value of the SAFE liability was $77.7 million and $0.0 million, respectively. As of December 31, 2021, none of the SAFE agreements have been settled, as a triggering event has not yet occurred.

During the years ended December 31, 2021, and 2020, the Company paid commissions to a crowdfunding provider in the amount of $41.3 thousand and $21.5 thousand, respectively, representing approximately 1.9% and 7.3%, respectively, of the gross SAFE proceeds issued to investors for originating the SAFE agreements with investors.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Subsequent to December 31, 2021, the Company issued SAFE agreements to outside investors for proceeds of $52.5 thousand. Also, subsequent to December 31, 2021, the Company issued SAFE agreements to independent contractors in exchange for services with a SAFE Amounts totaling $0.1 million. These agreements have materially consistent terms with previously issued SAFE agreements.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings which arise in the ordinary course of business. The Company has a general reserve of $125 thousand as of December 31, 2021.

In January 2021, the Company entered into an agreement to sublease space for its offices and for research and development. The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement. As of December 31, 2021, the Company had not yet made any payments on the sublease but has accrued the payments due within accounts payable and accrued liabilities.

In October 2021, the Company entered into a new lease agreement for land and building. The lease is due to commence in May 2022 for a term of 62 months. As part of the terms of the lease agreement the Company received a $0.3 million tenant improvement allowance. The Company paid $2.5 million as a security deposit on the lease of the property.

Future minimum lease and sublease payments under the noncancelable leases are as follows:

Years ending December 31,
2022	$697,546
2023	1,108,782
2024	1,144,859
2025	1,179,210
2026	1,214,588
Thereafter	723,361

Total minimum lease payments	$6,068,346

NOTE 7 – INCOME TAXES

The Company no net operating losses (NOL) as it is capitalizing its startup costs and research and development (R&D) costs until it begins to generate revenue. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets. During the years ended December 31, 2021 and 2020, the valuation allowance increased by approximately $5.6 million and $0.8 million respectively.

A reconciliation of the U.S federal statutory income tax rate to the Company’s effective income tax rate is as follows:

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

	December 31, 2021	December 31, 2020
Expected tax expense (benefit)	21.0%	21.0%
State Income tax expense (benefit)	3.6	4.3
SAFE liability change in FMV	(11.2)	(5.7)
Deferred true up	1.0	—
Deferred compensation	(7.6)	—
Change in valuation allowance	(6.8)	(19.6)

Effective income tax rate	0%	0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items:

	December 31, 2021	December 31, 2020
Deferred tax assets
Start up cost	$925,903	$230,896
Research and development credit	4,165,393	651,032
Stock compensation	1,427,133	—
Other	168	—

Total deferred tax assets	6,518,597	881,928

Valuation allowance	$(6,518,597)	$(881,928)

Net deferred tax assets	—	—

At December 31, 2021 and 2020, the Company had gross deferred tax assets of $6.5 million and $0.9 million respectively. Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the gross deferred tax asset.

NOTE 8 – STOCKHOLDERS’ DEFICIT

Stock Split

During the year ended December 31, 2021, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “Stock Split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Class A Common Stock

We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. During the year ended December 31, 2021, the Company issued 3,105,881 shares of our Class A common stock at a weighted average price of approximately $1.75 per share for total proceeds of $5.4 million. During the year ended December

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

31, 2020, the Company issued 6,198,750 shares of our Class A common stock at price of approximately $0.52 per share for net proceeds of $3.2 million.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights. During the year ended December 31, 2021, the Company issued 5,298,157 shares of our Class B common stock at a weighted average price of $5.31 per share for net proceeds of $28.0 million.

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. As of December 31, 2021, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. Fees paid to and accrued as of December 31, 2021, for Issuance, Inc. have been offset against additional paid-in capital as of December 31, 2021.

NOTE 9 – STOCK-BASED COMPENSATION

Stock Option Plan

In June 2021, the Company adopted a Stock Option and Incentive Plan known as the Company’s “2021 Stock Option and Incentive Plan” (the “Plan”). The Plan allows the Company and any future subsidiaries to grant securities of the Company to employees, directors, and consultants. The objective of the issuance of options and awards is to promote the growth and profitability of the Company because the grantees will be provided with an additional incentive to achieve the Company’s objectives through participation in its success and growth and by encouraging their continued association with or service to the Company.

The Plan is administered by the Company’s Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Plan generally provides for the grant of incentive stock options, non-incentive stock options and restricted stock. The Committee has full discretion to set the vesting criteria. The exercise price of the stock option may not be less than 100% of the fair market value of the Company’s common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan, was 8,937,056 as of December 31, 2021.

The Company’s outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows:

	Options	Weighted average exercise price	Aggregate Intrinsic value		Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	—	$—		$—	$—
Granted	10,062,944	3.87	$		3.21
Exercised	—
Cancelled	—
Outstanding and expected to vest at December 31, 2021	10,062,944	$3.87		$49,586,265	$3.21	9.5

Vested and exercisable at December 21, 2021	404,747	$3.80		$444,079	$2.70	9.6

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Subsequent to December 31, 2021, the Company issued 411,900 options to a board member and employees.

The total fair value of stock options granted during the years ended December 31, 2021, was approximately $32.3 million, which is recognized over the respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2021 was approximately $1.1 million.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, expected risk-free interest.

Year Ended December 31, 2021
Weighted average risk-free interest rate	1.03%
Weighted average expected volatility	93.7%
Weighted average expected term (in years)	6.95
Expected dividend yield	0.0%
Exercise price	$3.87

The allocation of stock-based compensation expense for the year ended December 31, 2021, was as follows:

Year Ended December 31, 2021
General, selling, and administrative	$3,772,839
Research and development	1,327,051

Total stock-based compensation	$5,099,890

The number of stock options granted to officers for the year ended December 31, 2021, was as follows:

Year Ended December 31, 2021
Chris Anthony (CEO/Director)	540,000
Steve Fambro (CFO/Director)	540,000
Jannies Burlingame (CFO)	1,886,819

As of December 31, 2021, the total unrecognized compensation cost related to outstanding time-based options was $27.2 million, which is expected to be recognized over a weighted-average period of 3.6 years.

NOTE 10 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company paid $0.3 million in marketing services provided by a vendor controlled by the Chief Marketing Officer.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2021, the Company paid $0.7 million in engineering services provided by a vendor controlled by the Chief Technology Officer.

NOTE 11 – SUBSEQUENT EVENTS

Regulation A Investment

Subsequent to December 31, 2021, the Company has closed 1.3 million shares of Class B common stock for $10.2 million of investment through the Regulation A offering.

2022 Sales of Class A Common Stock

Subsequent to December 31, 2021, the Company has sold 1.2 million shares of Class A common stock for gross proceeds of $10.2 million.

Chery License Agreement

On January 13, 2022, the Company entered into a Technology License Agreement (“TLA”) with Chery New Energy Automobile Co. Ltd., a limited liability company incorporated in the People’s Republic of China (“Chery”). This enables the company to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data.

In consideration, the Company will pay Chery license fee in two parts: 1) fixed fee of $2M in cash paid in four installments of $0.5M each upon execution of TLA and Parts Supply Agreement (“PSA”) after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Further, the Company agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million, in four installments corresponding with the payments set out in the TLA. The Company has the right of first refusal to repurchase shares on the same terms.

Through April 2022, the Company paid $1.0M of the fixed license fee and issued 434,782 shares of Class B Common stock to Chery.

Vista Lease

In March 2022, the Company entered into a new lease agreement for land and building. The lease is due to commence on July 1, 2022 for a term of 84 months. As part of the terms of the lease agreement the Company received a $0.9 million tenant improvement allowance. The security deposit will be in the form of an unconditional and irrevocable letter of credit for $0.9 million. The lease has monthly payments ranging from $154 thousand to $189 thousand.

Acquisition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company entered into a Plan of Merger (the “AI Merger Agreement”) with Andromeda Interfaces, Inc., a California corporation (“AI”). Upon completion of the AI Acquisition, (“AI Acquisition”) AI became a wholly-owned subsidiary of the Company. The merger enables an expedited integration of AI’s Central Infotainment Display (CID) solution and UI/UX functionality within the Company’s production vehicles, which will advance the Company’s strategic and revenue growth.

The Company completed the AI Acquisition on April 1, 2022 (“AI Closing Date”) and acquired all issued and outstanding shares of AI. In accordance with the agreement: (A) AI stock was converted into rights to receive 251,087 Class A Common Stock for a total fair value of $2.2 million, (B) Merger Sub equity units issued and outstanding converted into 100 common shares, no par value of AI, (C) 100 common shares of AI were issued to the Company, (D) each unexercised AI option to purchase AI Stock (whether or not vested) were automatically cancelled, and (E) former AI stockholders were awarded stock options under the Company’s 2021 Stock Option and Incentive Plan.

The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” within the meaning of the

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

regulations under Section 368(a) of the Code and for the purpose of qualifying as a tax-free transaction for federal income tax purposes.

The acquisition will be accounted for as business combination. The purchase price allocation will be finalized as soon as practicable within the measurement period, but not later than one year following the acquisition date.

The Company has evaluated subsequent events that have occurred through May 2, 2022, which is the date that the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

ITEM 8.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Amended and Restated Certificate of Incorporation  (2)

2.2 Bylaws (2)

4.1 Form of Subscription Agreement (1)

6.1 2021 Stock Option and Incentive Plan

6.2 Andromeda Interfaces Inc. Agreement and Plan of Merger

6.3 Chery Supply Agreement

6.4 Option Agreement with Chris Anthony

6.5 Option Agreement with Jannies Burlingame

6.6 Option Agreement with Steve Fambro

8.1 Form of Escrow Agreement (2)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 9, 2021.

(2)	Incorporated by referenced to the Company’s Form 1-A/A filed with the SEC on April 30, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Chris Anthony
Co-Chief Executive Officer Date: May 2, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Co-Chief Executive Officer, Director

Date: May 2, 2022

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer, Director

Date: May 2, 2022

/s/ Jannies Burlingame
Jannies Burlingame, Principal Financial Officer, Principal Accounting Officer

Date: May 2, 2022